News Release

Bema Signs Agreement with AngloGold Ashanti for Colombia Exploration Properties

Vancouver, June 1, 2006 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) is pleased to announce the signing of a heads of agreement (“HOA”) with AngloGold Ashanti (“AGA”), to form a New Company (“Newco”) to jointly explore mineral opportunities within a 120,000 square kilometre area of northern Colombia. Under the HOA, Newco shall have the right to earn a 51% interest in any property which AGA chooses to farm out within the area of interest, by executing a minimum of 3000 metres of exploration drilling and matching prior AGA exploration expenditures. As part of the initial commitment, AGA has agreed to provide a minimum of eight exploration properties to the venture, and Bema will provide or arrange a minimum US$5 million in exploration funding. The HOA gives AGA a one time right upon a 51% interest being earned in a project by Newco to participate at a 51% interest by deciding to become a contributing partner (Newco’s interest would flip to a 49% interest); to participate at a 65% interest by funding completion of a feasibility study; and to participate at a 49% interest and dilute through an industry standard dilution formula. If AGA elects not to participate in a project, and Newco decides to joint venture the project, then Bema will have the first right to reach agreement on a joint venture.

The HOA contemplates that within two years Newco will be listed on a recognized stock exchange at which time AGA will own 20% of Newco. It is intended that Bema will own approximately 20% of Newco. Bema and AGA are currently drafting a definitive agreement, the details of which shall be forthcoming.

Five projects have been selected to date for Newco. Field work consisting of geological mapping and sampling has commenced on two of these; La Mina and El Pino, located in the gold-rich province of Antioquia. La Mina is a gold-copper porphyry system, where intense stockworking in a potassically altered intrusive has been mapped over a 200 by 300 metre area. Channel sampling by AGA within this area included results containing up to 135 metres of 0.89 grams per tonne (g/t) gold and 0.21% copper. Outcrop exposure is limited in the system, but two additional exposures of potassically altered porphyry within a 1.5 kilometre radius indicate the potential for a large mineralized system. A diamond drill program consisting of 1500 metres in 6 holes to test subsurface grade continuity will commence in July.

At El Pino, epithermal gold mineralization occurs within poorly exposed silicified breccias and metasediments over a six kilometre long structural trend. A 750 by 50 metre zone within this trend hosts consistently anomalous gold and silver values, up to a maximum of 43.5 g/t gold and 344 g/t silver in a 0.5 metre by 0.5 metre panel sample. Composite grab samples from three levels of an underground prospect in this zone average 4.6 g/t, 5.7 g/t and 6.4 g/t gold from breccia exposures at least 18 metres wide. Bema believes El Pino has the potential to host multi-gram gold plus silver mineralization over a significant area.

Colombia’s impressive gold endowment and high exploration potential is widely recognized, with historic production believed to exceed 120 million ounces. Recent government-led improvements in security, infrastructure, and mining law reform are providing an ever improving environment for foreign investment in mineral exploration and development. Bema is pleased to be entering Colombia through this joint venture with AGA and believes it fits well with our extensive history of early entry into high-potential, emerging exploration environments. AGA has been actively exploring in Colombia since 1999 and has a strong commitment to exploring and developing Colombian mineral resources in an environmentally and socially responsible way. This experience coupled with their exploration infrastructure will provide a distinct advantage to Bema and assure that the joint venture has access to top quality exploration opportunities, now and into the future.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean
Manager, Investor Relations
604-681-8371, investor@bemagold.com

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities legislation and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2004, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.